Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-283544-07 and 333-283544

***PRICING DETAILS*** $2bn HAROT (Honda) 2026-4 (Prime Auto Loan)

Joint Bookrunners : J.P. Morgan (struc), Deutsche Bank, ING and TD Securities

Co-Managers : BBVA, CIBC, MUFG, Truist

	TOTAL	OFFERED
CL	AMT($MM)	AMT($MM)	WAL	MDY/F	P.WIN	E.FNL	L.FNL	BENCH	SPREAD	YLD%	CPN%	$PX
A-1	528.000	501.600	0.30	P-1/F1+	1-7	06/27	11/27	I-Curve	+14	4.303	4.303	100.	00000
A-2a	416.800	395.960	1.09	Aaa/AAA	7-19	06/28	06/29	I-Curve	+36	4.774	4.72	99.	99208
A-2b	315.800	300.010	1.09	Aaa/AAA	7-19	06/28	06/29	SOFR30A	+36			100.	00000
A-3	732.600	695.970	2.39	Aaa/AAA	19-39	02/30	05/31	I-Curve	+43	5.076	5.02	99.	99261
A-4	112.070	106.460	3.28	Aaa/AAA	39-39	02/30	04/33	I-Curve	+47	5.166	5.11	99.	99585

Expected Settle : 11/12/2026	Registration : SEC-Registered
First Pay Date : 12/21/2026	ERISA Eligible : Yes
Expected Ratings : Moody's, Fitch	PX Speed : 1.30% ABS to 10.00% Clean-Up Call
Ticker : HAROT 2026-4	Min Denoms : $1k x $1k
Bill & Deliver : J.P. Morgan
Expected Pxg : PRICED	Available Information:
CUSIPs :
A-1 43815DAA4	* Prelim Prospectus : Attached
A-2a 43815DAB2	* Ratings FWP : Attached
A-2b 43815DAC0	* IntexNet/CDI : See Separate Message
A-3 43815DAD8
A-4 43815DAE6

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.